

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Paul Goodman
President
Bay Acquisition Corp.
420 Lexington Avenue, Suite 2320
New York, NY 10170

      **Re: Bay Acquisition Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            File No. 000-28099**

Dear Mr. Goodman:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief